UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
18 August 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Cumberland Pharmaceuticals Inc.
File No. 1-33637 -- CF# 35271

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Cumberland Pharmaceuticals Inc. submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 16, 2010, and Forms 8-K filed on August 13, 2010, and June 3, 2013.

Based on representations by Cumberland Pharmaceuticals Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.7	8-K	August 13, 2010	through July 1, 2018
10.7	10-Q	August 16, 2010	through July 1, 2018
10.7.1	8-K	June 3, 2013	through July 1, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary